Exhibit 12.1

NCL Corporation, Ltd.

Statement Regarding Computation of Ratios

	Year Ended December 31,
(in thousands)	2011	2010	2009	2008	2007
Earnings:
Income (loss) before tax	$128,559	$23,122	$67,455	$(210,887)	$(224,701)
Less—capitalized interest	(16,686)	(8,842)	(12,067)	(14,491)	(18,849)
Total fixed charges	217,119	194,542	140,827	174,702	204,742

Total earnings	$328,992	$208,822	$196,215	$(50,676)	$(38,808)

Fixed charges:
Operating lease expense factored at one-third	$10,208	$11,928	$13,410	$7,847	$10,484
Interest cost	206,911	182,614	127,417	166,855	194,258

Total fixed charges	$217,119	$194,542	$140,827	$174,702	$204,742

Ratio of earnings to fixed charges	1.52x	1.07x	1.39x

Deficiency in fixed charge coverage ratio				$(225,378)	$(243,550)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax less capitalized interest plus fixed charges. Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a one-third proportion of rental expense deemed to be representative of the interest.